EXHIBIT  11.5

Algae Dynamics Corp.

WHISLEBLOWER POLICY

As a publicly traded corporation, the integrity, transparency and accountability of the financial, administrative and management practices of Algae Dynamics Corp. is critical. This information guides the decisions of board of directors (the "Board") of Algae Dynamics Corp. and is relied upon by shareholders of Algae Dynamics Corp. and the financial markets. For these reasons, it is critical for Algae Dynamics Corp. to maintain a workplace where concerns regarding questionable business practices can be raised without fear of any discrimination, retaliation or harassment.

Please Report!

All directors, officers, employees and consultants of the Company ("Representatives") are encouraged to promptly report either orally or in writing to their immediate supervisor, all evidence of activity by a department or Representative that may constitute any of the following:

●	questionable accounting practices;

●	inadequate internal accounting controls;

●	the misleading or coercion of auditors;

●	disclosure of fraudulent or misleading financial information;

●	instances of corporate fraud;

●	any material misrepresentation in any written or oral disclosure made by or on behalf of Algae Dynamics Corp.;

●	breaches of any of Company's corporate governance policies; and any activity which may violate Algae Dynamics Corp.’s Code of Business Conduct & Ethics.

In instances where a satisfactory response is not received from your immediate supervisor, or if you are uncomfortable addressing your concerns to your supervisor, you may contact any senior officer of Algae Dynamics Corp.

In instances where a satisfactory response is not received from such senior officer, or if you are uncomfortable addressing your concerns to a senior officer, you may contact Cameron McDonald (ADC Independent Director, chair of Audit Committee) at: 1-514-825-0007 or cmcdonald@globalseafarms.com. Your concerns may be reported to Joe Galda, ADC securities lawyer designate on a secure, confidential and anonymous basis.

Should any Representative wish to contact the Audit Committee, all such concerns shall be set forth in writing and forwarded in a sealed envelope to the chairman of the Audit Committee. The envelope should be labeled with a legend such as: "To be opened by the Audit Committee only" and addressed to:

37-4120 Ridgeway Drive, Mississauga, Ontario, L5L 5S9 Canada

If a Representative would like to discuss any matter with the Audit Committee, please indicate this in the submission and include a telephone number at which he or she can be reached, should the Audit Committee deem such communication is appropriate.
Representatives are encouraged to provide as much specific information as possible when communicating concerns, including names, dates, places and events that took place, the Representative's perception of why the incident(s) may be a violation, and what action the Representative recommends be taken.

Matter Investigation

Initial inquiries will be made to determine whether an investigation is appropriate, and the form it should take. Some concerns may be resolved by agreed action without the need for investigation. Any complaint received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters shall be promptly forwarded to the Audit Committee.

All serious allegations will be thoroughly investigated, and all information disclosed during the course of the investigation will remain confidential, except as necessary to conduct the investigation and take any corrective and disciplinary actions, if appropriate, which may include, alone or in combination: a warning or letter of reprimand; demotion, loss of an incentive payment; suspension without pay; or termination of employment.
Superior's Audit Committee or applicable delegate may enlist Superior employees and/or outside advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Code of Business Conduct & Ethics. In conducting any investigation, all reasonable efforts shall be taken to protect the confidentiality and anonymity of the complainant.

Records and information received regarding a complaint or concern shall be retained for a period of at least seven years.

All Unlawful Retaliation Prohibited

Superior strictly prohibits and does not tolerate unlawful retaliation against any Representative. Representatives shall be protected from retaliation, including any threats or form of discipline, reprisal, intimidation or other form of retaliation for participating in any activity protected by law.

Any individual who in good faith reports such incident described above will receive a response and will be protected from threats of retaliation, harassment, discharge, or other types of discrimination including but not limited to respecting compensation or terms and conditions of employment, that are directly related to the disclosure of such reports.

If any Representative or other person believes they have been unfairly or unlawfully retaliated against in respect of a report made by such Representative or person under this policy, they may file a complaint with their supervisor or with a senior officer in instances where they are uncomfortable filing the complaint with their supervisor. If such a person is uncomfortable filing the complaint with a supervisor or any senior officer, they may file their complaint with the Chair of the Board of Directors or the Lead Director. Any complaint should be as detailed as possible, including the names of all individuals involved and any witnesses. Superior will directly and thoroughly investigate the facts and circumstances.  This policy was implemented by the Board of Directors on June 11, 2015.